UNITED STATES OF AMERICA
          BEFORE THE SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C.




In the Matter of                             .
                                             .
Entergy Corporation                          .
Entergy Enterprises, Inc.                    .
Entergy Integrated Solutions, Inc.           .
(formerly Entergy Systems and Service, Inc.  .
and prior thereto Systems and                .
Service U.S.A., Inc.)                        .    CERTIFICATE PURSUANT
                                             .    TO RULE 24
     File No. 70-7947                        .
     File No. 70-8509                        .
                                             .
(Public Utility Holding Company              .
          Act of 1935)                       .

      Pursuant  to  Rule  24 promulgated by  the  Securities  and

Exchange  Commission  (SEC)  under  the  Public  Utility  Holding

Company  Act of 1935, as amended, modified by the application(s)-

declaration(s)  in  the above referenced files  and  the  related orders  dated  December 28, 1992 and July 27, 1995 (collectively,

the  "Orders"), this is to certify that the following  paragraphs report  transactions carried out by Entergy Integrated Solutions,

Inc. (EIS)<FN1> during the three (3)  months  ended September 30,

1996 pursuant to  the  authorization of  the SEC and provide such other  information  as  is  required to be reported in accordance with the provisions of the Orders.

I.   Development of Energy Efficiency Technology and
Manufacturing Processes of Systems & Service International,
Inc. (SASI)


      During  the  third  quarter of 1996, SASI  failed  to  make

additional progress in lowering overall production costs.   Given

anticipated  production  levels and the cost  reduction  measures previously implemented by SASI, EIS does not anticipate that  any additional significant cost reductions will be achieved  by  SASI in the foreseeable future.



II.  Use of SASI's Products Within the BASE Region

      EIS  has  utilized  the Monitor and the Ballast  in  energy service  applications in the "Base Region."  The following  is  a summary  which indicates such installations and projected  energy conservation which will result in savings of generating capacity.


          Number of             Annual Projected Savings
        Installations               kW          kWh

              25                  156.68     669,884.37


III. Summary of Total Assets and Revenues of EIS By Type of

Activity



               Energy Management                Funding of other
                     & DSM         Consulting      Contractors

Total Assets *  $89,210,193.03
Total Revenues   $7,002,041.00

*  Excludes assets that are not appropriately allocated to any specific business activity, but which support EIS's general

business operations.



IV.  Summary of Total Assets and Revenues of EIS By Geographic

Region


                                     U.S. (excluding        World
                    Base Region        Base Region)    (excluding U.S.)
Total Assets **    $22,652,755.09     $40,988,091.28
Total Revenues      $2,362,612.45      $4,639,428.55


**  Excludes assets that are not dedicated to EIS's business activities in any specific geographic region.



V.   Financial Statements

      EIS's  unaudited Balance Sheets, as of September 30,  1996,

and as of the reporting date, respectively, and Income Statements for  the  three month periods ending September 30, 1996, and  for the calendar year to date, respectively, are attached hereto.

     IN WITNESS WHEREOF, the undersigned companies have caused

this certificate to be executed this 18th day of February, 1997.


                              Entergy Corporation


                              By:  /s/ Michael G. Thompson
                                   Michael G. Thompson
                                   Senior Vice President,
                                   General Counsel and Secretary


                              Entergy Enterprises, Inc.


                              By:  /s/ Michael G. Thompson
                                   Michael G. Thompson
                                   Senior Vice President -
                                   Law and Secretary


                              Entergy Integrated Solutions, Inc.


                              By:  /s/ Michael G. Thompson
                                   Michael G. Thompson
                                   Vice President and Secretary

_______________________________
<FN1>  By amendment to its Certificate of Incorporation, Entergy
       Systems and Service, Inc. changed its name to "Entergy Integrated Solutions, Inc.", effective May 7, 1996